SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT. The & XELT. B) presents the following clarifications in attention to Official Letter No. 250/2023/CVM/SEP/GEA-1 of the Brazilian Securities and Exchange Commission ("CVM"), attached to this market announcement, in which the CVM technical area reports on the news published on August 4, 2023 in Broadcast column of the newspaper O Estado de São Paulo, under the title: "Eletrobras deepens loss of the electricity sector on the Stock Exchange" ("News").

Eletrobras informs that it became aware through the media of the alleged decision not to include the Angra 3 Thermonuclear Plant works in the Growth Acceleration Program - PAC, but that it has not received, until now, any official decision from the federal government on the subject. Likewise, the company clarifies that it understands that there is no formal connection between the continuity of the UTN Angra 3 project and its inclusion in the PAC.

Finally, regarding Eletronuclear, a mixed-capital company responsible for the UTN Angra 3 project, it should be noted that it is currently controlled by Empresa Brasileira de Participações em Energia Nuclear e Binacional – ENBPar, a federal public company, and that Eletrobras holds a stake of 67.947% of its total share capital, holding 35.901% of its common shares and 99.993% of its preferred shares.

The Company will keep the market informed on the subject.

Rio de Janeiro, August 07, 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

Annex

Copy of Official Letter no. 250/2023/CVM/SEP/GEA-1

Subject: Request for clarification on news

Dear Officer,

1. We refer to the news published on this date in the Broadcast column of the newspaper O Estado de São Paulo, under the title: "Eletrobras deepens loss of the electricity sector on the Stock Exchange ", which contains the following statements:

Most companies in the electricity sector closed in the red yesterday on the stock exchange. The sector index was negative at 1.28%, driven mainly by Eletrobras, whose shares fell 5.15% (ON) and 4.89% (PN). The papers suffered with the declarations of members of the government that the works of Angra 3 could be left out of the Growth Acceleration Program (PAC).

2. In view of the foregoing, we have determined that V.S. clarify if the news is true, and, if so, explain the reasons why you believe it is not a relevant fact, as well as comment on other information considered important on the subject.

3. It should be noted that by art. 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are admitted to trading, any relevant act or fact occurred or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

4. Such manifestation shall occur through the Empresa.NET System, category: Market Announcement, type: Clarifications on CVM/B3 questions, subject: News Published in the Media, which shall include the transcript of this letter. Compliance with this request for manifestation by means of a Market Announcement does not exempt the eventual determination of responsibility for the non-timely disclosure of a Relevant Fact, pursuant to CVM Resolution No. 44/21.

5. We warn that, by order of the Superintendence of Relations with Companies, in the use of its legal attributions and, based on item II, of article 9, of Law No. 6,385/76, and CVM Resolution No. 47/21, it will be up to the determination of the application of a cominatory fine, in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 08.07.2023.

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.